

November 28, 2011

<u>Via E-mail</u>
Mr. Edward Hu
Chief Financial Officer and Chief Operating Officer
WuXi PharmaTech (Cayman) Inc.
288 Fute Zhong Road
Waigaoqiao Free Trade Zone
Shanghai 200131
People's Republic of China

Re: **WuXi PharmaTech (Cayman) Inc.**
        Form 20-F for the Year Ended December 31, 2010
        Filed April 27, 2011
        File No. 001-33623

Dear Mr. Hu:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

<u>Item 5. Operating and Financial Review and Prospects</u>

<u>Results of Operations, page 48</u>

1. Please provide us proposed revised disclosure to be included in future periodic reports that provides the amount of change in your revenues attributable to price changes, volume changes and new service offerings. Please see Item 303(a)(3)(iii) of Regulation S-K.

Liquidity and Capital Resources, page 58

2. Please provide us proposed disclosure to be included in future periodic reports that discusses your backlog of contracts and sales lead time. At a minimum, please provide the following information:
    - The contract value of backlog at both December 31, 2009 and 2010, consistent with the requirement in Item 101(c)(1)(viii) of Regulation S-K;
    - A discussion of the changes in project backlog from December 31, 2009 through December 31, 2010 including a rollforward:
        o Adding contract value of new contracts signed during the period;
        o Subtracting contract value of revenue recognized during the period;
        o Subtracting the remaining contract value of contracts terminated during the period; and
        o Other material adjustments.
    - A discussion of significant changes to backlog subsequent to December 31, 2010 through the date of your filing;
    - A discussion highlighting for readers the period over which you anticipate recognizing the revenue associated with this backlog;
    - A discussion highlighting for readers the factors that could cause the backlog not to be recognized as revenue in the future, including project terminations, unsuccessful technical developments, etc., including an indication of the portion of backlog not reasonably expected to be filled within the next fiscal year as stipulated in Item 101(c)(1)(viii) of Regulation S-K;
    - A discussion of your historical experience rates regarding contract backlog not ultimately being recognized as revenues; and
    - Revise your sales and marketing discussion on page 31 to discuss the average lead time you experience from initial client contact to providing a proposal to acceptance of terms and to project initiation.

Notes to the Consolidated Financial Statements
Note 2: Summary of Significant Accounting Policies
(l) Revenue recognition, page F-15

3. You disclose that laboratory services provided on a fee-for-service or project basis are recognized as revenue upon delivery and acceptance of the final product while long-term projects are recognized ratably over the expected term of the project. In a risk factor on page 10 you indicate that your fee-for-service contracts are contingent on successful completion of a project.
    - Please explain to us whether your long-term projects are contingent upon successful completion of a project.
        o If so, please explain to us how recognition prior to completion is appropriate and reference for us the authoritative literature you rely upon to support your accounting.
        o If not, please explain to us what you mean by ratable recognition of revenue. Clarify whether you mean straight-line recognition. In any regard, please

> demonstrate to us how ratable recognition is consistent with the underlying earnings process and reference for us the authoritative literature you rely upon to support your accounting. In your response, please explain how you are compensated for work performed if the contract is terminated prior to completion.

- Please provide us proposed revised Operating and Financial Review and Prospects disclosure to be included in future periodic reports that clarifies any difference between fee-for-service/project basis contracts and long-term contracts. Discuss the nature of services provided under each type of contract. Also disclose the length of time, in terms of a general range and typical term, of each type of contract. Disclose how your recognition of revenue is consistent with the underlying earnings process.

Note 18: Segment Reporting, page F-42

4. Please provide us proposed revised disclosure to be included in future periodic reports of your revenues by each service or group of similar services as required by ASC 280-10-50-40. In this regard, the variety of your over a dozen different service offerings as indicated on pages 27-30 appears that some grouping at a lower level than laboratory versus manufacturing services is appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638, if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant